SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BG Medicine, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

08861T107

(CUSIP Number)

Charles Carelli

Chief Financial Officer

Flagship Ventures

One Memorial Drive, 7th Floor

Cambridge, MA 02142

617-868-1888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 08861T107	Page 2 of 21

1.	Names of reporting persons AGTC Advisors Fund, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 237,560
	8.	Shared voting power 0
	9.	Sole dispositive power 237,560
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 237,560
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 0.7%
14.	Type of reporting person PN

SCHEDULE 13D

CUSIP No. 08861T107	Page 3 of 21

1.	Names of reporting persons Applied Genomic Technology Capital Fund, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,224,569
	8.	Shared voting power 0
	9.	Sole dispositive power 3,224,569
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,224,569
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 9.2%
14.	Type of reporting person PN

SCHEDULE 13D

CUSIP No. 08861T107	Page 4 of 21

1.	Names of reporting persons NewcoGen Group, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,462,129
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,462,129
11.	Aggregate amount beneficially owned by each reporting person 3,462,129
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 9.9%
14.	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 08861T107	Page 5 of 21

1.	Names of reporting persons AGTC Partners, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,462,129
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,462,129
11.	Aggregate amount beneficially owned by each reporting person 3,462,129
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 9.9%
14.	Type of reporting person PN

SCHEDULE 13D

CUSIP No. 08861T107	Page 6 of 21

1.	Names of reporting persons Flagship Ventures Management, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,462,129
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,462,129
11.	Aggregate amount beneficially owned by each reporting person 3,462,129
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 9.9%
14.	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 08861T107	Page 7 of 21

1.	Names of reporting persons Flagship Ventures Fund 2007, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,764,286
	8.	Shared voting power 0
	9.	Sole dispositive power 1,764,286
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,764,286
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 5.1%
14.	Type of reporting person PN

SCHEDULE 13D

CUSIP No. 08861T107	Page 8 of 21

1.	Names of reporting persons Flagship Ventures 2007 General Partner, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,764,286
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,764,286
11.	Aggregate amount beneficially owned by each reporting person 1,764,286
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 5.1%
14.	Type of reporting person OO

SCHEDULE 13D

CUSIP No. 08861T107	Page 9 of 21

1.	Names of reporting persons Noubar B. Afeyan, PhD
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting 202,567
	8.	Shared voting power 5,226,415
	9.	Sole dispositive power 202,567
	10.	Shared dispositive power 5,226,415
11.	Aggregate amount beneficially owned by each reporting person 5,428,982
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 15.5%
14.	Type of reporting person IN

SCHEDULE 13D

CUSIP No. 08861T107	Page 10 of 21

1.	Names of reporting persons Edwin M. Kania, Jr.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,848,942
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,848,942
11.	Aggregate amount beneficially owned by each reporting person 1,848,942
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 5.3%
14.	Type of reporting person IN

SCHEDULE 13D

CUSIP No. 08861T107	Page 11 of 21

ITEM 1.	Security and Issuer.

The title and class of securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of BG Medicine, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 880 Winter Street, Suite 210, Waltham, Massachusetts 02451. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

(a) This Statement is being filed by: AGTC Advisors Fund, L.P. (“AGTC”), Applied Genomic Technology Capital Fund, L.P. (“AGTC Fund,” and together with AGTC, the “AGTC Funds”), NewcoGen Group, Inc. (“NewcoGen Inc.”), AGTC Partners, L.P. (“AGTC Partners”), Flagship Ventures Management, Inc. (“Flagship Inc.”), Flagship Ventures Fund 2007, L.P. (“Flagship 2007”), Flagship Ventures 2007 General Partner, LLC (“Flagship GP”), Noubar B. Afeyan, PhD and Edwin M. Kania, Jr. The individuals and entities referenced in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Reference is made to NewcoGen Group LLC (“NewcoGen Group”), NewcoGen Equity Investors LLC (“NewcoGen Equity”), NewcoGen-Long Reign Holding LLC (“NewcoGen-Long Reign”), ST NewcoGen LLC (“ST NewcoGen,” and together with NewcoGen Group, NewcoGen Equity and NewcoGen-Long Reign, the “NewcoGen Funds”). NewcoGen Inc. is the manager of each of the NewcoGen Funds and the general partner of AGTC Partners, which is the general partner of each of the AGTC Funds. NewcoGen Inc. is a wholly-owned subsidiary of Flagship Inc. Flagship GP is the general partner of Flagship 2007. Dr. Afeyan is the director of Flagship Inc., and may be deemed to beneficially own all securities held by the NewcoGen Funds and the AGTC Funds. Dr. Afeyan and Mr. Kania are managers of Flagship GP, and may be deemed to beneficially own all securities held by Flagship 2007. The NewcoGen Funds beneficially own no shares of Common Stock.

Mr. Kania is also a managing member of OneLiberty Partners 2000, LLC (“OneLiberty Partners”), which is the general partner of each of OneLiberty Advisors Fund 2000 L.P. (“OneLiberty Advisors”) and OneLiberty Ventures 2000 L.P. (“OneLiberty Ventures,” and together with OneLiberty Advisors, the “OneLiberty Funds”). The OneLiberty Funds and OneLiberty Partners also beneficially own securities of the Issuer as disclosed in Item 5 of this Statement. Mr. Kania may be deemed to beneficially own all securities held by the OneLiberty Funds. In addition, Mr. Kania is a managing member of OneLiberty Partners IV LLC (“OneLiberty Partners IV”), which is the general partner of OneLiberty Advisors IV, L.P. (“OneLiberty Advisors IV”) and OneLiberty Fund IV, L.P. (“OneLiberty Fund IV,” and together with OneLiberty Advisors IV, the “OneLiberty IV Funds”). OneLiberty Partners IV and the OneLiberty IV Funds beneficially own no shares of Common Stock. In addition, Dr. Afeyan is the general partner of Atlast LP (“Atlast”), which also beneficially owns securities of the Issuer as disclosed in Item 5 of this Statement. The OneLiberty Funds, OneLiberty Partners, OneLiberty IV Funds, OneLiberty Partners IV, Atlast and the Reporting Persons, all of which are deemed to beneficially own securities of the Issuer that are the subject of this Statement, and together with the NewcoGen Funds, are referred to collectively herein as the “Flagship Entities.”

(b) and (c) The address of the principal business office of each of the Reporting Persons is c/o Flagship Ventures, One Memorial Drive, 7th Floor, Cambridge, MA 02142. Flagship Ventures is a venture capital firm focused on creating, financing and building innovative companies. Founded in 2000, Flagship Ventures manages over $1.3 billion in early-stage funds and operates from its offices at Kendall Square in Cambridge, MA. With an active portfolio of over 40 companies, the firm’s strategy is to balance its investments across three principal business sectors: Therapeutics, Life Science Tools & Diagnostics, and BioEnergy/Cleantech. Dr. Afeyan and Mr. Kania are co-founders of Flagship Ventures.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the persons listed in Item 2(a), (b) or (c) above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Other than Dr. Afeyan and Mr. Kania, each of the Reporting Persons is a Delaware entity. Dr. Afeyan and Mr. Kania are each citizens of the United States.

SCHEDULE 13D

CUSIP No. 08861T107	Page 12 of 21

ITEM 3.	Source and Amount of Funds or Other Consideration.

Since the Issuer’s inception in 2000, the Flagship Entities have invested in the Issuer by purchasing Common Stock, preferred stock, convertible notes and warrants. The sources of funds used by the Flagship Entities to purchase the Issuer’s securities have been capital contributions from their respective investors.

Previous Transactions:

On February 3, 2011, the Issuer’s Registration Statement on Form S-1 (File No. 333-164574) filed with the Securities and Exchange Commission in connection with its initial public offering of shares of Common Stock was declared effective. The closing of the initial public offering took place on February 9, 2011, and at the closing, all of the shares of the Issuer’s preferred stock held by the Flagship Entities converted into shares of Common Stock. Upon the automatic conversion of the preferred stock, NewcoGen Equity received 410,903 shares of Common Stock, NewcoGen-Long Reign received 59,522 shares of Common Stock, ST NewcoGen received 59,386 shares of Common Stock, AGTC received 125,725 shares of Common Stock, AGTC Fund received 2,079,975 shares of Common Stock, OneLiberty Advisors received 4,232 shares of Common Stock and OneLiberty Ventures received 80,424 shares of Common Stock.

Also at the closing of the Issuer’s initial public offering, the outstanding principal and accrued but unpaid interest on the convertible notes purchased by certain of the Flagship Entities during the period beginning March 30, 2010 and ending on November 4, 2010, automatically converted into shares of Common Stock at the initial public offering price of $7.00 per share. Upon the automatic conversion of the notes, NewcoGen Group received 112,077 shares of Common Stock, NewcoGen Equity received 79,942 shares of Common Stock, NewcoGen-Long Reign received 11,344 shares of Common Stock, ST NewcoGen received 11,312 shares of Common Stock, AGTC received 3 shares of Common Stock and AGTC Fund received 43 shares of Common Stock.

Certain of the Flagship Entities also purchased shares of Common Stock in the initial public offering at the initial public offering price of $7.00 per share, resulting in the following additional acquisitions of shares of Common Stock: NewcoGen Group purchased 42,858 shares of Common Stock; NewcoGen Equity purchased 35,715 shares of Common Stock; NewcoGen-Long Reign purchased 21,428 shares of Common Stock; ST NewcoGen purchased 21,428 shares of Common Stock; AGTC purchased 14,285 shares of Common Stock; AGTC Fund purchased 271,429 shares of Common Stock and Flagship 2007 purchased 714,286 shares of Common Stock.

Separate and apart from the automatic conversion of preferred stock into Common Stock upon the closing of the initial public offering, the automatic conversion of the outstanding principal and accrued but unpaid interest on the convertible notes into Common Stock upon the closing of the initial public offering, the new purchases of Common Stock by certain of the Flagship Entities in the initial public offering and prior to the Issuer registering its shares of Common Stock pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, NewcoGen Group owned 2,029,865 shares of Common Stock.

On January 30, 2013, the Issuer completed an underwritten public offering in which certain of the Flagship Entities purchased shares of Common Stock at a price of $2.00 per share as follows: NewcoGen Group purchased 250,000 shares of Common Stock; NewcoGen Equity purchased 125,000 shares of Common Stock; AGTC purchased 75,000 shares of Common Stock; AGTC Fund purchased 500,000 shares of Common Stock and Flagship 2007 purchased 1,050,000 shares of Common Stock.

On December 3, 2014, NewcoGen Group exercised all of its warrants to purchase an aggregate of 51,240 shares of Common Stock on a cashless basis. Upon the cashless exercise of the warrants, the Issuer withheld 1,848 shares of Common Stock as payment of the exercise price and NewcoGen Group was issued 49,392 shares of Common Stock. On December 4, 2014, NewcoGen Group made an in-kind pro rata distribution of its 2,484,192 shares of Common Stock for no consideration to its members, and since then NewcoGen Group has held no securities of the Issuer. As members of NewcoGen Group, Dr. Afeyan received 164,528 shares of Common Stock, Atlast received 10,029 shares of Common Stock, OneLiberty Advisors IV received 29,648 shares of Common Stock and OneLiberty Fund IV received 592,959 shares of Common Stock in such distribution.

On December 3, 2014, NewcoGen Equity exercised all of its warrants to purchase an aggregate of 54,558 shares of Common Stock on a cashless basis. Upon the cashless exercise of the warrants, the Issuer withheld 2,463 shares of Common Stock as payment of the exercise price and NewcoGen Equity was issued 52,095 shares of Common Stock. On December 4, 2014, NewcoGen Equity made an in-kind pro rata distribution of its 703,655 shares of Common Stock for no consideration to its members, and since then NewcoGen Equity has held no securities of the Issuer. As members of NewcoGen Equity, Dr. Afeyan received 11,190 shares of Common Stock, OneLiberty Advisors IV received 593 shares of Common Stock and OneLiberty Fund IV received 11,190 shares of Common Stock in such distribution.

SCHEDULE 13D

CUSIP No. 08861T107	Page 13 of 21

On December 3, 2014, NewcoGen-Long Reign exercised all of its warrants to purchase an aggregate of 6,536 shares of Common Stock on a cashless basis. Upon the cashless exercise of the warrants, the Issuer withheld 260 shares of Common Stock as payment of the exercise price and NewcoGen-Long Reign was issued 6,276 shares of Common Stock. On December 4, 2014, NewcoGen-Long Reign made an in-kind distribution of its 98,570 shares of Common Stock for no consideration to its sole member, and since then NewcoGen-Long Reign has held no securities of the Issuer.

On December 3, 2014, ST NewcoGen exercised all of its warrants to purchase an aggregate of 6,483 shares of Common Stock on a cashless basis. Upon the cashless exercise of the warrants, the Issuer withheld 257 shares of Common Stock as payment of the exercise price and ST NewcoGen was issued 6,226 shares of Common Stock. On December 4, 2014, ST NewcoGen made an in-kind pro rata distribution of its 98,352 shares of Common Stock for no consideration to its members, and since then ST NewcoGen has held no securities of the Issuer.

On December 9, 2014, OneLiberty Advisors IV sold 6,301 shares of Common Stock and OneLiberty Fund IV sold 125,789 shares of Common Stock on the open market at $0.36 per share. On December 10, 2014, OneLiberty Advisors IV sold 5,472 shares of Common Stock and OneLiberty Fund IV sold 109,248 shares of Common Stock on the open market at $0.32 per share. On December 11, 2014, OneLiberty Advisors IV sold 18,468 shares of Common Stock and OneLiberty Fund IV sold 369,112 shares of Common Stock on the open market at $0.30 per share, and since then OneLiberty Advisors IV and OneLiberty Fund IV have held no securities of the Issuer.

Secured Convertible Promissory Note and Series A Preferred Stock Financing:

On May 12, 2015, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the AGTC Funds and Flagship 2007 (the “Purchasers”). Pursuant to the terms and subject to the conditions contained in the Purchase Agreement, the Issuer issued and sold to the Purchasers secured convertible promissory notes in aggregate principal amount of $500,000 (the “Notes”), including a Note having a principal amount of $308,488 issued to AGTC Fund, a Note having a principal amount of $22,727 issued to AGTC and a Note having a principal amount of $168,785 issued to Flagship 2007. In addition and pursuant to the terms of the Purchase Agreement, and subject to the approval of the Issuer’s stockholders at the Issuer’s 2015 annual meeting of stockholders (the “2015 Annual Meeting”) and the satisfaction or waiver of other closing conditions, the Issuer has agreed to issue and sell to the Purchasers $2,000,000 of shares of newly created Series A Preferred Stock, $0.001 par value per share (the “Series A Preferred Stock”), of the Issuer at the second closing to be held following the Issuer’s 2015 Annual Meeting (the “Second Closing”). The Notes and Series A Preferred Stock will not be and have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. The issuance of the Notes and the Series A Preferred Stock are collectively referred to herein as the “Financing.”

Secured Convertible Promissory Notes and Related Agreements

Subject to the approval of the issuance of the Series A Preferred Stock by the Issuer’s stockholders at the 2015 Annual Meeting, at the Second Closing the Notes will be automatically converted pursuant to their terms into that number of shares of Series A Preferred Stock equal to the principal amount of the Notes plus all accrued but unpaid interest thereon divided by the Purchase Price (defined below) of the Series A Preferred Stock. The Notes will not be convertible into shares of Series A Preferred Stock unless and until the Issuer’s stockholders approve the issuance of shares of Series A Preferred Stock and the Second Closing is consummated. If the Notes have not been repaid or converted prior to the earlier of September 30, 2015 and the date the Issuer terminates the Purchase Agreement in accordance with its terms, the Issuer will be obligated to repay the outstanding principal amount of the Notes plus any accrued but unpaid interest thereon. In the event of a Change of Control (as defined in the Notes), the holders of the Notes will be entitled to the payment of a premium equal to two times the outstanding principal amount of the Notes, in addition to the payment of principal and accrued but unpaid interest thereon. Therefore, in general, if the Notes are outstanding at the time of a sale or liquidation of the Issuer and the proceeds received upon such sale or liquidation do not exceed three times the aggregate principal amount of the Notes plus one times the accrued and unpaid interest thereon, holders of the Common Stock would receive no value for their shares upon such sale or liquidation, because the proceeds would be paid to the holders of the Notes to satisfy the priority payment obligations thereunder.

                Contemporaneously with the execution and delivery of the Purchase Agreement and the issuance of the Notes by the Issuer to the Purchasers, the Issuer and the Purchasers entered into a Security Agreement (the “Security Agreement”), dated May 12, 2015, pursuant to which the Issuer granted to the Purchasers a security interest in substantially all of the Issuer’s assets, other than the Issuer’s intellectual property, to secure the Issuer’s obligations under the Notes. Pursuant to the terms of the Security Agreement, the Issuer’s intellectual property will become subject to the security interest granted by the Issuer to the Purchasers upon repayment of all amounts owed under that certain Loan and Security Agreement by and among the Issuer, General Electric Capital Corporation (“GECC”) as Agent, the Lenders and the Guarantors dated as of February 10, 2012, as amended (“the “GECC Agreement”). Pursuant to a Subordination and Intercreditor Agreement by and among the Issuer, the Purchasers and GECC, dated May 12, 2015, entered into contemporaneously with the execution and delivery of the Purchase Agreement, the Issuer’s payment obligations under the Notes are subordinated to the Issuer’s payment obligations under the GECC Agreement and the security interest granted by the Issuer to the Purchasers to secure the Issuer’s obligations under the Notes is subordinated to the security interest granted by the Issuer to GECC to secure the Issuer’s obligations under the GECC Agreement.

Series A Preferred Stock, Certificate of Designations and New Investor Rights Agreement

Under the terms of the Purchase Agreement, the Issuer agreed that the price per share at which the Series A Preferred Stock will be sold at the Second Closing will be the lesser of (a) 85% of the arithmetic average of the volume-weighted average price of the Issuer’s Common Stock on each of the ten trading days immediately preceding the date of the Second Closing and (b) $0.67 per share (subject to appropriate adjustment for any stock split or similar adjustment affecting the Common Stock) (the “Purchase Price”). AGTC Fund has agreed to purchase $1,233,951 of Series A Preferred Stock, AGTC has agreed to purchase $90,907 of Series A Preferred Stock and Flagship 2007 has agreed to purchase $675,142 of Series A Preferred Stock at the Second Closing.

The shares of Series A Preferred Stock will have the rights, preferences and privileges set forth in a certificate of designations to the Issuer’s Certificate of Incorporation, as currently in effect, that will be filed by the Issuer prior to the issuance of the shares (the “Certificate of Designations”), which are summarized as follows:

Ranking: the Series A Preferred Stock will rank senior in preference and priority to the Common Stock and each other class or series of capital stock of the Issuer, except for any class or series of capital stock issued in compliance with the terms of the Certificate of Designations.

Dividends: the holders of Series A Preferred Stock will be entitled to receive, out of funds legally available for the payment of dividends under Delaware law, cumulative dividends that accrue daily at an annual rate of 8%, compounded and payable quarterly in cash or in additional shares of Series A Preferred Stock at the election of each holder. The holders of Series A Preferred Stock will also be entitled to participate in cash dividends and in-kind distributions made on shares of Common Stock.

Liquidation Preference: Upon liquidation, including deemed liquidations pursuant to a merger, consolidation or a sale of all or substantially all of our assets, the holders of Series A Preferred Stock will be entitled to be paid first out of any proceeds in an amount per share equal to the price at which shares of Series A Preferred Stock were sold in the Financing, plus all accrued but unpaid dividends on each share of Series A Preferred Stock, and prior to payment of any amounts on the Issuer’s Common Stock. Thereafter, the holders of Series A Preferred Stock will also share pro rata on an as converted to Common Stock basis in payments made to the holders of the Issuer’s Common Stock. Accordingly, the holders of the Series A Preferred Stock will be entitled to receive the proceeds out of any sale or liquidation of the Issuer before any such proceeds are paid to holders of the Issuer’s Common Stock and then share in any proceeds paid to holders of the Issuer’s Common Stock. In general, if the proceeds received upon any sale or liquidation do not exceed the total liquidation proceeds payable to the holders of the Series A Preferred Stock, which, prior to any adjustment in accordance with the terms of the Series A Preferred Stock, is equal to the aggregate cash proceeds to be received by the Issuer in the Financing, holders of the Issuer’s Common Stock would receive no value for their shares upon such a sale or liquidation.

Conversion and Anti-Dilution Protection: each share of Series A Preferred Stock is initially convertible into one share of Common Stock at any time at the option of each holder and automatically upon the written consent of the holders of a majority of the outstanding shares of Series A Preferred Stock. The conversion price will be subject to adjustment as described below in the event that the Issuer issues other securities at a price per share less than the conversion price of the Series A Preferred Stock then in effect, subject to specified exceptions, and is also subject to adjustment in connection with stock splits, combinations, dividends and other corporate transactions affecting the Common Stock. The rights, preferences and privileges of the Series A Preferred Stock include full-ratchet anti-dilution protection until the first anniversary of the date that the Series A Preferred Stock is issued and weighted-average anti-dilution protection thereafter.

Voting Rights: holders of Series A Preferred Stock will be entitled to vote with the holders of the Common Stock on an as-converted basis. In addition, prior to the conversion of the Series A Preferred Stock, the consent of the holders of at least a majority of the Series A Preferred Stock then outstanding, voting together as a single class, will be required for the Issuer to take certain actions, including, among other things: liquidating, dissolving or winding up the business and affairs of the Issuer or effecting any merger, consolidation or other liquidation event; amending, altering or repealing any provision of the Certificate of Incorporation, the Certificate of Designations or the Bylaws of the Issuer; creating or authorizing any class or series of capital stock ranking senior to or on parity with the Series A Preferred Stock or increasing the number of authorized shares of Series A Preferred Stock; purchasing, redeeming, paying or declaring dividends on any shares of capital stock of the Issuer, with certain exceptions; increasing or decreasing the size of the Board of Directors of the Issuer (the “Board”); and specified other matters.

Redemption: unless prohibited by Delaware law, beginning on March 31, 2016, the holders of Series A Preferred Stock will have the right to require the Issuer to redeem the shares of Series A Preferred Stock, in whole or in part, in cash for a price per share equal to the greater of (i) the then current fair market value of the Series A Preferred Stock and (ii) the Accrued Value (as defined in the Certificate of Designations) plus the amount of any accrued and unpaid dividends thereon. The redemption right will expire if the Issuer closes a single or a series of related capital raising transactions in which the Issuer issues its capital stock to investors resulting in gross proceeds to the Issuer of at least $5.5 million in the aggregate, excluding the conversion of any indebtedness and inclusive of the Series A Preferred Stock issuable pursuant to the Purchase Agreement. In addition, holders of Series A Preferred Stock will have redemption rights in connection with specified change of control transactions of the Issuer.

Board of Directors: the holders of Series A Preferred Stock will be entitled to nominate one director to the Board, who shall initially be elected promptly following the 2015 Annual Meeting (the “Series A Director”). Subject to applicable law and stock exchange requirements, the Series A Director will be entitled to serve as a member of each committee of the Board. The rights to nominate a Series A Director will terminate if less than 20% of the shares of Series A Preferred Stock issued under the Purchase Agreement are no longer outstanding.

The obligations of the Issuer and the Purchasers to complete the Second Closing are subject to the satisfaction or, to the extent legally permissible, waiver of certain conditions. These conditions include, among other things: (i) the approval by the Issuer’s stockholders of the issuance of the shares of Series A Preferred Stock pursuant to the Purchase Agreement; (ii) the filing of the Certificate of Designations with the Secretary of State of the State of Delaware; and (iii) the execution and delivery of the New Investor Rights Agreement (defined below).

Under the terms of the Purchase Agreement, the Issuer may terminate the agreement, if, at any time prior to the Issuer stockholders’ approval of the issuance of the Series A Preferred Stock, the Board changes its recommendation to the stockholders of the Issuer and recommends that stockholders vote against the consummation of the Second Closing and the issuance of the shares of Series A Preferred Stock to the Purchasers at the Second Closing. In the event of such termination, the Issuer has agreed to pay the Purchasers a termination fee of $100,000 plus the Purchasers’ reasonable, documented fees and expenses. The Purchase Agreement may also be terminated by written consent of the Issuer and (i) the holders of a majority of the outstanding principal amount of the Notes, if prior to the Second Closing, or (ii) the holders of a majority of the outstanding shares of Series A Preferred Stock (determined on an as-converted to Common Stock basis), if after the Second Closing.

In addition, under the terms of the Purchase Agreement, subject to applicable securities laws, the Purchasers have the right to participate in any alternative financing in which the Issuer proposes to offer or sell its Common Stock or convertible securities to investors on or before the Second Closing, whether or not the Issuer has terminated the Purchase Agreement. Under this right, the Purchasers may participate in an aggregate amount up to $2.5 million on the same terms and conditions as the other investors participating in the alternative financing.

In connection with the execution of the Purchase Agreement by the Issuer and the Purchasers, on May 12, 2015, Stéphane Bancel, who is affiliated with Flagship Ventures, resigned from the Board, effective as of that time. Also, effective as of that time, the Board appointed Harry W. Wilcox, also an affiliate of Flagship Ventures, to fill the vacancy created by Mr. Bancel’s resignation. Subject to Securities and Exchange Commission and NASDAQ corporate governance rules, Mr. Wilcox will serve on the Issuer’s Nominating and Governance Committee and its Compensation Committee. It is anticipated that following the Second Closing of the Financing and the issuance of the Series A Preferred Stock, Mr. Wilcox will remain on the Board and his seat will transition into that of the Series A Director (as described above).

Stock Options and Warrants:

As of May 1, 2015, the Flagship Entities also beneficially owned warrants to purchase shares of Common Stock exercisable within 60 days thereof as follows: AGTC owned warrants exercisable for 22,547 shares of Common Stock and AGTC Fund owned warrants exercisable for 373,122 shares of Common Stock.

In addition, as of May 1, 2015, Dr. Afeyan holds (1) an option to purchase 4,205 shares of Common Stock, which was granted on February 27, 2012 and became fully vested on July 1, 2012, (2) an option to purchase 4,205 shares of Common Stock, which was granted on June 11, 2012 and became fully vested on June 11, 2013, (3) an option to purchase 4,205 shares of Common Stock, which was granted on June 12, 2013 and became fully vested on June 12, 2014, and (4) an option to purchase 4,205 shares of Common Stock, which was granted on June 3, 2014 and will vest as to one hundred percent of the shares on June 3, 2015. These options to purchase Common Stock were granted to Dr. Afeyan pursuant to the Issuer’s Non-Employee Director Compensation Policy for service as a director of the Issuer during 2011, 2012, 2013 and 2014, respectively.

ITEM 4.	Purpose of Transaction.

The Flagship Entities acquired the Issuer’s securities for investment purposes. Noubar B. Afeyan, PhD is a member of the Issuer’s Board of Directors, a director of Flagship Inc., a manager of Flagship GP, and the general partner of Atlast. Therefore, Dr. Afeyan may be deemed to beneficially own all securities held by the NewcoGen Funds, AGTC Funds, Flagship 2007 and Atlast. In addition, as described in Item 3 of this Statement, Dr. Afeyan was granted options to purchase Common Stock pursuant to the Issuer’s Non-Employee Director Compensation Policy for service as a director of the Issuer during 2011, 2012, 2013 and 2014.

Subject to applicable legal requirements, one or more of the Flagship Entities may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Flagship Entities’ ownership of the Issuer’s securities, other opportunities available to the Flagship Entities and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Flagship Entities may dispose of all or a portion of their securities of the Issuer at any time. Each of the Flagship Entities reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described in Item 3, this Item 4 or consistent with the rights of the Flagship Entities set forth in the Investor Rights Agreement or the New Investor Rights Agreement, each as defined in Item 6 of this Statement, none of the Flagship Entities has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any

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change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Act”); or (j) any action similar to any of those enumerated above.

ITEM 5.	Interest in Securities of the Issuer.

(a) The following table sets forth the aggregate number and percentage of Common Stock beneficially owned by each Reporting Person named in Item 2 of this Statement. The percentage is based on an aggregate of 34,653,150 shares of Common Stock outstanding as of May 1, 2015, based on information provided by the Issuer. The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3 promulgated under the Act, and includes warrants and options exercisable within 60 days of May 1, 2015. Because the Notes are not convertible into shares of Series A Preferred Stock, which are not convertible into shares of Common Stock, unless and until the Issuer’s stockholders approve the issuance of Series A Preferred Stock at the 2015 Annual Meeting, the shares of Common Stock into which the Notes may ultimately become convertible are not deemed to be beneficially owned by the Purchasers and are not reflected in the table below.

Reporting Person	Shares of Common Stock		Shares of Common Stock Underlying Warrants Beneficially Owned and Exercisable within 60 Days	Shares of Common Stock Underlying Options Beneficially Owned and Exercisable within 60 Days	Number of Shares Beneficially Owned		Percentage Beneficially Owned
AGTC Advisors Fund, L.P.	215,013		22,547	0	237,560		0.7%
Applied Genomic Technology Capital Fund, L.P.	2,851,447		373,122	0	3,224,569		9.2%
NewcoGen Group, Inc.	3,066,460		395,669	0	3,462,129		9.9%
AGTC Partners, L.P.	3,066,460		395,669	0	3,462,129		9.9%
Flagship Ventures Management, Inc.	3,066,460		395,669	0	3,462,129		9.9%
Flagship Ventures Fund 2007, L.P.	1,764,286		0	0	1,764,286		5.1%
Flagship Ventures 2007 General Partner, LLC	1,764,286		0	0	1,764,286		5.1%
Noubar B. Afeyan, PhD	5,016,493	(1)	395,669	16,820	5,428,982	(1)	15.5	%(1)
Edwin M. Kania, Jr.	1,848,942	(2)	0	0	1,848,942	(2)	5.3	%(2)

(1)	Includes 10,029 shares of Common Stock held by Atlast. See Item 2 of this Statement for a description of how these holdings are attributable to Dr. Afeyan.
(2)	Includes 4,232 shares of Common Stock held by OneLiberty Advisors and 80,424 shares of Common Stock held by OneLiberty Ventures. See Item 2 of this Statement for a description of how these holdings are attributable to Mr. Kania.

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NewcoGen Inc. may be deemed to have beneficial ownership of the securities held by the AGTC Funds, as the general partner of AGTC Partners which is the general partner of each of the AGTC Funds. As general partner of the AGTC Funds, AGTC Partners may also be deemed to have beneficial ownership of the securities held by the AGTC Funds. NewcoGen Inc. is a wholly-owned subsidiary of Flagship Inc. Consequently, Flagship Inc. may also be deemed to have beneficial ownership of the securities of which NewcoGen Inc. may be deemed to have beneficial ownership, including securities held by the AGTC Funds. As the director of Flagship Inc., Dr. Afeyan may be deemed to have beneficial ownership with respect to all securities held by the AGTC Funds. As general partner of Flagship 2007, Flagship GP may be deemed to have beneficial ownership of the securities held by Flagship 2007. In addition, as a managing member of OneLiberty Partners which is the general partner of each of the OneLiberty Funds, Mr. Kania may be deemed to have beneficial ownership of the securities held by the OneLiberty Funds. As managers of Flagship GP, which is the general partner of Flagship 2007, Dr. Afeyan and Mr. Kania may be deemed to have beneficial ownership of the securities held by Flagship 2007. As the general partner of Atlast, Dr. Afeyan may be deemed to beneficially own the securities held by Atlast.

Each of the Reporting Persons expressly disclaims beneficial ownership of the securities of the Issuer owned by all other Reporting Persons except to the extent of its or his pecuniary interest therein.

(b) AGTC has sole voting and dispositive control over 237,560 shares of Common Stock beneficially owned and AGTC Fund has sole voting and dispositive control over 3,224,569 shares of Common Stock beneficially owned; except that, in each case, AGTC Partners, the general partner of each of the AGTC Funds, NewcoGen Inc., the general partner of AGTC Partners, Flagship Inc., of which NewcoGen Inc. is a wholly-owned subsidiary, and Dr. Afeyan, who is the director of Flagship Inc., may be deemed to share the right to direct the voting and dispositive control over such securities.

Flagship 2007 has sole voting and dispositive control over 1,764,286 shares of Common Stock beneficially owned, except that Flagship GP, the general partner of Flagship 2007, and Dr. Afeyan and Mr. Kania, who are managers of Flagship GP, may be deemed to share the right to direct the voting and dispositive control over such securities.

Dr. Afeyan, who is the general partner of Atlast, may be deemed to have sole voting and dispositive control over the 10,029 shares beneficially owned by Atlast.

In addition, as a managing member of OneLiberty Partners, which is the general partner of each of the OneLiberty Funds, Mr. Kania shares voting and dispositive control over the 4,232 shares of Common Stock beneficially owned by OneLiberty Advisors and 80,424 shares of Common Stock beneficially owned by OneLiberty Ventures.

Furthermore, Dr. Afeyan has sole voting and dispositive control over 175,718 shares of Common Stock held by Dr. Afeyan individually and 16,820 shares of common stock issuable upon the exercise of options exercisable within 60 days of May 1, 2015.

(c) Except for the acquisitions and dispositions described in Item 3 of this Statement, which are reflected in Item 5(a) and (b) hereof except as explained in Item 5(a) with respect to the Notes, none of the Reporting Persons has effected any transaction in shares of Common Stock within the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) As described in Item 3 of this Statement, on December 4, 2014, NewcoGen Group, NewcoGen Equity, NewcoGen-Long Reign and ST NewcoGen, respectively, ceased to be the beneficial owner of any securities of the Issuer.

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ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Fourth Amended and Restated Investor Rights Agreement

The Flagship Entities and certain other stockholders of the Issuer have entered into the Fourth Amended and Restated Investor Rights Agreement, dated as of July 10, 2008, (the “Investor Rights Agreement”) with the Issuer. Subject to the terms of the Investor Rights Agreement, holders of shares having registration rights, or the registrable securities, can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of Common Stock included in any such registration under certain circumstances. The Issuer is generally required to pay all expenses incurred in connection with registrations effected in connection with the registration rights under the Investor Rights Agreement, excluding underwriting discounts and commissions. The registration rights described below do not apply to shares of Common Stock that are eligible to be sold by persons who are not affiliates of the Issuer (as defined in Rule 144 under the Securities Act), and have not been affiliates of the Issuer during the preceding three months, pursuant to Rule 144(b)(1) under the Securities Act.

Demand Rights. At any time following the first six months after the Issuer’s initial public offering, any holder or holders who collectively hold registrable securities representing at least 40% of the registrable securities then outstanding shall have the right, exercisable by written notice, to have the Issuer prepare and file a registration statement under the Securities Act covering the registrable securities that are the subject of such request; provided, that the Issuer is not obligated to prepare and file a registration statement if neither Form S-3 nor another short form registration statement is available to the Issuer, unless the registrable securities that are the subject of such request have an expected aggregate offering price to the public of at least $1,000,000. Subject to the foregoing, the holders shall be permitted one demand registration. In addition, under certain circumstances, the underwriters, if any, may limit the number of shares of Common Stock included in any such registration, and the Issuer may postpone or suspend the filing or effectiveness of such registration.

Piggyback Rights. If at any time following the Issuer’s initial public offering, the Issuer proposes to register Common Stock under the Securities Act, other than in a registration statement relating solely to sales of securities to participants in a dividend reinvestment plan, or Form S-4 or S-8 or any successor form or in connection with an acquisition or exchange offer or an offering of securities solely to the Issuer’s existing stockholders or employees, the Issuer is required to (i) give prompt written notice to all holders of registrable securities of its intention to effect such a registration and (ii) include in such registration all registrable securities which are permitted under applicable securities laws to be included in the form of registration statement the Issuer selects and with respect to which the Issuer has received written requests for inclusion therein within 30 days after the receipt of the Issuer’s notice; provided, however, that the Issuer is not obligated to include securities of a holder that are eligible for resale into the public market by persons who are not affiliates of the Issuer (as defined in Rule 144 under the Securities Act), and have not been affiliates of the Issuer during the preceding three months, pursuant to Rule 144(b)(1) under the Securities Act. The Issuer has the right to postpone or withdraw any such registration without obligation to any stockholder. In addition, under certain circumstances, the underwriters, if any, may limit the number of shares of Common Stock included in any such registration.

Indemnification. The Investor Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer and each selling stockholder is obligated to indemnify the Issuer for material misstatements or omissions in the registration statement due to information provided by such stockholder provided that such information was not changed or altered by the Issuer.

Proposed Fifth Amended and Restated Investor Rights Agreement

In connection with the Second Closing of the Financing, the Issuer will also enter into a Fifth Amended and Restated Investor Rights Agreement (the “New Investor Rights Agreement”) with the Purchasers as well as the stockholders who hold shares of Common Stock that are registrable securities (the “Prior Registrable Securities”) under the Issuer’s existing Investor Rights Agreement. Under the terms of the New Investor Rights Agreement, the Investor Rights Agreement will be amended and restated to grant certain demand and piggyback registration rights with respect to the shares of Common Stock issuable upon conversion of the Series A Preferred Stock. These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of Common Stock included in any such registration under certain circumstances. The Issuer is generally required to pay all expenses incurred in connection with registrations effected in connection with the registration rights, excluding underwriting discounts and commissions.

In addition, the descriptions in Item 3 with respect to the form of Certificate of Designations, the form of Note, the Purchase Agreement, the Security Agreement and the Subordination Agreement are incorporated herein by reference.

Non-Employee Director Compensation Policy

Noubar B. Afeyan, PhD is entitled to certain compensation for service as a director of the Issuer under the Issuer’s Non-Employee Director Compensation Policy, which became effective on February 9, 2011. Under the policy, upon initial election or appointment to the Board of Directors, new non-employee directors receive a non-qualified stock option to purchase 8,410 shares of our common stock at an exercise price equal to the fair market value on the date of grant that vests one year from the date of grant. Each year of a non-employee director’s tenure, the director will receive a non-qualified stock option to purchase 4,205 shares of our common stock at an exercise price equal to the fair market value on the date of grant that vests one year from the date of grant. The options become fully vested and exercisable upon a change of control.

As of May 1, 2015, Dr. Afeyan holds (1) an option to purchase 4,205 shares of Common Stock, which was granted on February 27, 2012 and became fully vested on July 1, 2012, (2) an option to purchase 4,205 shares of Common Stock, which was granted on June 11, 2012 and became fully vested on June 11, 2013, (3) an option to purchase 4,205 shares of Common Stock, which was granted on June 12, 2013 and became fully vested on June 12, 2014, and (4) an option to purchase 4,205 shares of Common Stock, which was granted on June 3, 2014 and will vest as to one hundred percent of the shares on June 3, 2015. These options to purchase Common Stock were granted to Dr. Afeyan pursuant to the Issuer’s

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Non-Employee Director Compensation Policy for service as a director of the Issuer during 2011, 2012, 2013 and 2014, respectively. The terms of these options are set forth in the Issuer’s standard form of stock option agreement under the 2010 Employee, Director and Consultant Stock Plan.

In addition, each non-employee director is entitled to cash compensation under the Non-Employee Director Compensation Policy for service as a director, chairperson, committee member and committee chairperson, as applicable. Each director is also eligible to receive full reimbursement of reasonable out-of-pocket expenses incurred for his attendance at the Issuer’s board meetings.

The foregoing description of the terms of the Investor Rights Agreement, Non-Employee Director Compensation Policy, form of stock option agreement under the 2010 Employee, Director and Consultant Stock Plan, form of Certificate of Designations, form of Note, Purchase Agreement, Security Agreement, Subordination Agreement and New Investor Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Investor Rights Agreement, Non-Employee Director Compensation Policy, form of stock option agreement under the 2010 Employee, Director and Consultant Stock Plan, form of Certificate of Designations, form of Note, Purchase Agreement, Security Agreement, Subordination Agreement and New Investor Rights Agreement, which are filed as Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5, Exhibit 6, Exhibit 7, Exhibit 8, Exhibit 9 and Exhibit 10, respectively, to this Statement and incorporated by reference herein.

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7. Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Fourth Amended and Restated Investor Rights Agreement, by and among the Issuer and the other persons and entities party thereto, dated July 10, 2008 (Incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement on Form S-1 (File No. 333-164574), filed with the Securities and Exchange Commission on January 29, 2010).

Exhibit 3:	Non-Employee Director Compensation Policy (Incorporated by reference to Exhibit 10.36 of the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (File No. 001-33827), filed with the Securities and Exchange Commission on March 30, 2012).

Exhibit 4:	Form of Stock Option Agreement under the 2010 Employee, Director and Consultant Stock Plan (Incorporated by reference to Exhibit 10.26 of Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 (File No. 333-164574), filed with the Securities and Exchange Commission on August 31, 2010).

Exhibit 5	Form of Certificate of Designations of Series A Preferred Stock of the Issuer (Incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K (File No. 001-33827), filed with the Securities and Exchange Commission on May 12, 2015).

Exhibit 6	Form of Secured Convertible Promissory Note issued by the Issuer to each of the Purchasers (Incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K (File No. 001-33827), filed with the Securities and Exchange Commission on May 12, 2015).

Exhibit 7	Securities Purchase Agreement by and between the Issuer and the Purchasers, dated May 12, 2015 (Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-33827), filed with the Securities and Exchange Commission on May 12, 2015).

Exhibit 8	Security Agreement by and between the Issuer and the Purchasers, dated May 12, 2015 (Incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K (File No. 001-33827), filed with the Securities and Exchange Commission on May 12, 2015).

Exhibit 9	Subordination and Intercreditor Agreement by and between the Issuer, the Purchasers and General Electric Capital Corporation, dated May 12, 2015 (Incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K (File No. 001-33827), filed with the Securities and Exchange Commission on May 12, 2015).

Exhibit 10	Form of Fifth Amended and Restated Investor Rights Agreement by and between the Issuer and the stockholders named therein (Incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K (File No. 001-33827), filed with the Securities and Exchange Commission on May 12, 2015).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 26th day of May, 2015.

APPLIED GENOMIC TECHNOLOGY CAPITAL FUND, L.P.;
AGTC ADVISORS FUND, L.P.

Each by its General Partner, AGTC Partners, L.P.
By its General Partner, NewcoGen Group, Inc.

By: *
Noubar B. Afeyan, PhD
President

AGTC PARTNERS, L.P.
By its General Partner, NewcoGen Group, Inc.

By: *
Noubar B. Afeyan, PhD
President

NEWCOGEN GROUP, INC.

By: *
Noubar B. Afeyan, PhD
President

FLAGSHIP VENTURES MANAGEMENT, INC.

By: *
Noubar B. Afeyan, PhD
President

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FLAGSHIP VENTURES FUND 2007, L.P.

By its General Partner, Flagship Ventures 2007 General Partner, LLC

By: *
Noubar B. Afeyan, PhD
Manager

FLAGSHIP VENTURES 2007 GENERAL PARTNER, LLC

By: *
Noubar B. Afeyan, PhD
Manager

/s/ Edwin M. Kania, Jr.
Edwin M. Kania, Jr.

*
Noubar B. Afeyan, PhD

*	The undersigned, by signing his name below, does hereby sign this statement on behalf of the above indicated filers in his capacity noted for such filers.

/s/ Noubar B. Afeyan, PhD
Noubar B. Afeyan, PhD